VISION FINANCIAL MARKETS LLC

ANNUAL REPORT

JUNE 30, 2021

VISION FINANCIAL MARKETS LLC
ANNUAL REPORT
JUNE 30, 2021

## CONTENTS

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67447 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JULY 1, 2020 AND ENDING JUNE 30, 2021

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VISION FINANCIAL MARKETS LLC**

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

**120 LONG RIDGE ROAD, 3 NORTH**

(No. and Street)

| STAMFORD | CT | 06902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD ROTHMAN          (203)388-2660

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PKF O'CONNOR DAVIES, LLP**

(Name – *if individual, state last, first, middle name*)

| 500 MAMARONECK AVE. STE#301 | HARRISON | NY | 10528 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)      **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, HOWARD ROTHMAN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
VISION FINANCIAL MARKETS LLC _____ , as

of JUNE 30 _____ , 20 21 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

PRESIDENT
_____
Title

Victoria Holland
_____
VICTORIA HOLLAND
Notary Public

VICTORIA HOLLAND
NOTARY PUBLIC
MY COMMISSION EXPIRES
2/29/2024
CONNECTICUT

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AMENDED VISION FINANCIAL MARKETS LLC COMPLIANCE REPORT REQUIRED BY SEA RULE 17a-5 FOR THE YEAR ENDED JUNE 30, 2021

Vision Financial Markets LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934 ("SEA"). Those requirements compel the Company to file annual reports with the Securities and Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is a compliance report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following statements, which represents an amendment to statements 2, 3 and 4 as of June 30, 2021:

1. The Company has established and maintained Internal Control Over Compliance as that term is defined in paragraph (d)(3)(ii) of SEA Rule 17a-5.

2. The Internal Control Over Compliance of the Company was not effective during the year ended June 30, 2021.

3. The Internal Control Over Compliance of the Company was not effective as of June 30, 2021.

4. The Company was in compliance with 17 C.F.R. §§ 240.15c3–1 (the "Net Capital Rule") but was not in compliance with 240.15c3–3(e) (the "Reserve Requirements Rule") as of June 30, 2021.

5. The information the Company used to state whether it was in compliance with the Net Capital Rule and the Reserve Requirements Rule was derived from the books and records of the Company.

   The material weakness in the Internal Control Over Compliance of the Company derives from the Company's inaccuracies in computing the formula for determining the customer reserve requirements under § 240.15c3-3, which resulted in cash reserve deficiencies. First, there were instances where the Company made manual adjustments to debit or credit balances to reflect post settlement activity after the close of business but prior to completing the weekly computation while operating with a static books and records system. The Company remediated this deficiency as of June 18, 2021.Second, the Company failed to ensure that the debit balance in one margin account was reduced by the amount it exceeded 25% of the Company's tentative net capital.

   As a result of the concentrated debit balance in the one margin account discussed above, the Company experienced a cash reserve deficiency as of June 30, 2021 in the amount of $1,423,982, and therefore the Company was not in compliance with § 240.15c3–3(e).

I, Howard Rothman, swear (or affirm) that, to my best knowledge and belief, this amended Compliance Report is true and correct.



By: _____

Howard Rothman
Title: President
September 9, 2022



**PKF O'CONNOR DAVIES**

ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Members of**
**Vision Financial Markets LLC**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2021, and the related statements of operations, changes in subordinated liabilities, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*PKF O'Connor Davies, LLP*

We have served as the Company's auditors since 2015.

August 30, 2021

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2021

| | |
|---|---:|
| **ASSETS** | |
| Cash | $ 37,324,207 |
| Cash segregated in compliance with federal and other regulations | 156,394,998 |
| Total cash | 193,719,205 |
| | |
| Securities owned, at fair value (pledged $0 as collateral) | 4,022,063 |
| Receivable from and deposit with clearing organizations (cash of $25,026,236) | 25,026,236 |
| Receivable from brokers or dealers | 2,492,267 |
| Receivable from customers | 109,688,606 |
| Receivable from non-customers | 11,308 |
| Securities borrowed | 27,618,243 |
| Secured demand notes | 20,625,000 |
| Accrued interest and dividends receivable | 32,771 |
| Receivable from affiliates | 73,675 |
| Operating lease right-of-use asset | 909,548 |
| Other assets | 8,315,306 |
| | |
| TOTAL ASSETS | $ 392,534,228 |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Payable to customers | $ 267,008,791 |
| Payable to brokers or dealers and clearing organizations | 1,322,893 |
| Payable to non-customers | 20,176,717 |
| Bank loan payable | 130,512 |
| Securities sold, not yet purchased, at fair value | 82,022 |
| Securities loaned | 23,486,600 |
| Operating lease liability | 867,661 |
| Cash collateral on secured demand notes | 9,766,629 |
| Accounts payable, accrued expenses and other | 27,005,727 |
| | 349,847,552 |
| | |
| Liabilities subordinated to the claims of general creditors | 27,225,000 |
| TOTAL LIABILITIES | 377,072,552 |
| | |
| Members' equity | 15,461,676 |
| | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 392,534,228 |

The accompanying notes are an integral part of these financial statements.

5

VISION FINANCIAL MARKETS LLC
Statement of Operations
Year Ended June 30, 2021

| | |
|---|---|
| **REVENUE:** | |
| Commissions | $55,448,663 |
| Interest and dividend income | 9,139,548 |
| Net gain from securities trading | 6,568,496 |
| Net loss from investing activity | (30,730) |
| Corporate service fees | 4,380,132 |
| Correspondent guaranteed fees | 1,080,000 |
| Other | 1,725,993 |
| | |
| TOTAL REVENUE | 78,312,102 |
| | |
| **EXPENSES:** | |
| Commissions paid or due to introducing brokers | 16,431,665 |
| Exchange clearance and floor brokerage | 1,637,202 |
| Employee compensation and benefits | 25,901,908 |
| Interest and dividend expense | 1,924,636 |
| Regulatory matters & professional fees | 4,345,820 |
| Bad debt expense | 5,761,037 |
| Office supplies | 410,168 |
| Occupancy and equipment costs | 479,646 |
| Travel and entertainment | 130,769 |
| Bank fees | 116,798 |
| Communications | 23,623 |
| Data processing | 44,725 |
| General, administrative and other | 1,371,892 |
| TOTAL EXPENSES | 58,579,889 |
| INCOME FROM OPERATIONS | 19,732,213 |
| Contingincies and Guarantees (Note 9) | |
| Adjustment to legal regulatory accruals | 1,500,000 |
| | |
| NET INCOME | $21,232,213 |

The accompanying notes are an integral part of these financial statements.

VISION FINANCIAL MARKETS LLC
Statement of Changes in Subordinated Liabilities
Year Ended June 30, 2021

| | Subordinated Liabilities - Debt | Subordinated Liabilities - Equity | Total Subordinated Liabilities |
|---|---|---|---|
| Subordinated liabilities - June 30, 2020 | $ 13,460,000 | $ 2,375,000 | $ 15,835,000 |
| Subordinated liabilities paid | (13,510,000) | - | (13,510,000) |
| Subordinated liabilities entered into | 12,650,000 | 12,250,000 | 24,900,000 |
| Subordinated liabilities - June 30, 2020 | $ 12,600,000 | $ 14,625,000 | $ 27,225,000 |

The accompanying notes are an integral part of these financial statements.

VISION FINANCIAL MARKETS LLC
Statement of Changes in Members' Equity
Year Ended June 30, 2021

| | Managing Members | Class A Preferred Members | Class B Preferred Member | Total |
|---|---|---|---|---|
| Members' equity - June 30, 2020 | $ 11,117,239 | $ 9,000 | $ - | $ 11,126,239 |
| Contributions | 2,000,000 | 2,000 | 1,000 | 2,003,000 |
| Net Income | 19,231,685 | 528 | 2,000,000 | 21,232,213 |
| Distributions | (11,250,000) | (528) | (2,000,000) | (13,250,528) |
| Redemptions | (5,649,248) | - | - | (5,649,248) |
| Members' equity - June 30, 2021 | $ 15,449,676 | $ 11,000 | $ 1,000 | $ 15,461,676 |

The accompanying notes are an integral part of these financial statements.

VISION FINANCIAL MARKETS LLC
Statement of Cash Flows
Year Ended June 30, 2021

| | | |
|---|---|---|
| Net Income | $ | 21,232,213 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Non-cash adjustments to legal regulatory accruals | $ | (1,500,000) |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| (Increase) decrease in operating assets: | | |
| Securities owned, at fair value | | 4,302,214 |
| Receivable from futures commission merchant | | 606,235 |
| Receivable from and deposit with clearing organizations | | 3,903,467 |
| Receivable from broker or dealers | | (60,602) |
| Receivable from customers | | (42,473,206) |
| Receivable from non-customers | | 11,527 |
| Securities borrowed | | 19,790,246 |
| Secured demand notes | | (4,890,000) |
| Accrued interest and dividends receivable | | 20,613 |
| Receivable from affiliates | | 223 |
| Operating lease right-of-use asset | | 241,753 |
| Proceeds from sale of exchange memberships | | 166,100 |
| Other assets | | (5,780,364) |
| Increase (decrease) in operating liabilities: | | |
| Payable to customers | | 34,368,870 |
| Payable to brokers or dealers and clearing organizations | | (655,776) |
| Payable to non-customers | | 7,808,640 |
| Bank loan payable | | 127,392 |
| Securities sold, not yet purchased, at fair value | | (615,908) |
| Securities loaned | | 1,606,586 |
| Operating lease liability | | (375,199) |
| Cash collateral on secured demand notes | | 3,604,073 |
| Accounts payable, accrued expenses and other | | 1,171,197 |
| Net adjustments | | 21,378,081 |
| Net cash provided by operating activities | | 42,610,294 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issuance of subordinated loans | | 24,900,000 |
| Payments on subordinated loans | | (13,510,000) |
| Contributions | | 2,003,000 |
| Distributions | | (13,250,528) |
| Redemptions | | (5,649,248) |
| Net cash used in financing activities | | (5,506,776) |
| | | |
| NET INCREASE IN TOTAL CASH | | 37,103,518 |
| | | |
| Total Cash - June 30, 2020 | | 156,615,687 |
| Total Cash - June 30, 2021 | | 193,719,205 |
| | | |
| Supplemental cash flow disclosure: Interest payments | $ | 1,924,636 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1.    ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is a Delaware limited liability company headquartered at 120 Long Ridge Road, 3 North, in Stamford, Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating a securities brokerage business conducted on a self-clearing basis and provides clearing services for customers primarily introduced by US correspondent broker dealers and foreign broker dealers.. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the major US securities and options exchanges, including the New York Stock Exchange. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

## NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

### Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") effective July 1, 2018. The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Due to the nature of the Company's activities, the adoption of ASC 606 did not have a material effect on the Company's revenue recognition or its opening balances.

*Commissions*:  Commission and fee revenues primarily arise from agency transactions in US equities, ETFs, options, and other US investment vehicles. Commission and fee revenues are recognized in the accounts on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Interest and Dividend Income:* Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

*Gain / (loss) from Securities Trading:* The Company's trading gains and losses are derived from its proprietary trading and stock lending and borrowing activities. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses of securities are included in the determination of net gain from securities trading. The Company

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
### Revenue Recognition (continued)

also earns income from stock loan rebates from either certain securities Vision lends to counterparties or securities borrowed by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

*Corporate Service Fees:* Corporate services handles mostly US high net worth clients seeking to deposit shares of stock received directly from an issuer that are currently residing at a US transfer agent. Clients typically receive the shares for a variety of reasons including through a registered direct offering, a warrant or note conversion, or performing services for the issuer. Before the Company conducts an extensive legal and AML review, the client is required to provide the Company extensive documentation including a legal opinion regarding how they acquired the shares and why they are eligible for resale. The Corporate service group conducts its legal and AML review to ensure the client is complying with the applicable SEC and other regulatory rules and laws, and if approved, the shares are delivered to the client's account at the Company from the transfer agent and eligible to be sold. In addition to commissions charged on the sale of the stock, the client is charged a corporate service review fee for the legal and AML review. The Company charges and recognizes corporate services fees upon completion of the reviews as that is when the performance obligation is satisfied.

*Correspondent Guaranteed Fees:* The Company, in its capacity as a self-clearing securities broker dealer and member of various US stock and option exchanges, provides certain services to broker dealers typically operating on the trading floor of an exchange. These services include providing a clearing firm guarantee and an account to possess any error trades. Such account shall be used solely in such instances that a broker dealer correspondent, in the normal course of its business, experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account. The Company charges and recognizes a fixed monthly fee based upon the terms of the respective agreements as the Company satisfies the performance obligation of holding and clearing the correspondents' error accounts.

*Other Income:* The Company's other income is comprised of various fees charged to customers for their trading or custody activity. Such fees are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

### Deposits with Clearing Organizations
Deposits with clearing organizations typically represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Foreign Currency Transactions
Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

### Fair Value Measurement – Definition and Hierarchy
Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

*Level 1* – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

*Level 2* – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

*Level 3* – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

instrument to be reclassified to a lower level within the fair value hierarchy.

### Income Taxes

No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company had $214,461 accrued at year end for State income taxes for 2021. The Company is subject to the New York City UBT, Illinois Replacement Tax, and CT Pass -Through Entity Tax.

The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2018, 2019, and 2020, or expected to be taken on the Company's 2021 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

### Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

### Customer receivables and payables

Accounts receivable from and payable to customers include amounts due/owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss.

### Other Assets

Other assets are comprised of receivables generated in the normal course of business, including trades pending settlement, investment in DTC and rent security deposits.

## NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates in Financial Statements

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3:    ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2021, segregated assets included in the statement of financial condition were as follows:

Cash        $ 149,064,492

Assets in segregation exceeded the segregation requirements by $2,531,185 after considering the deposit made within the allowable time frame on July 2, 2021.

Also included in Cash - Segregated in statement of financial condition was $7,330,506 held in PAB Reserve Bank Accounts.

Effective July 1, 2019, the Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  Upon assessment of the cash flow issues subject to amendment, the adoption of ASU 2016-18 did not have a material impact on the Company's statement of cash flows.

## NOTE 4: SUBORDINATED LIABILITIES

The Company possesses firm capitalization that is comprised of both LLC capital (including any restated earnings) and qualified subordinated debt. The Company has subordinated loans totaling $27,225,000, consisting of cash subordinations of $6,600,000 (bearing interest at 5% to 6% per annum) and secured demand note agreements of $20,625,000 (bearing interest at 3% to 12.80% per annum), all of which mature as follows:

|  | Subordinated loans | | |
|  | Cash | Pursuant to secured demand note agreements | Total |
|---|---|---|---|
| Years ending June 30, |  |  |  |
| 2022 | $ 4,100,000 | $ 8,500,000 | $ 12,600,000 |
| 2024 | 2.500.000 | 10,975,000 | 13,475,000 |
| Thereafter |  | 1,150,000 | 1.150.000 |
|  | $ 6,600,000 | $ 20,625,000 | $ 27,225,000 |

Subordinated loans pursuant to secured demand note agreements in the amount of $14,625,000 meet the definition of equity subordinations. Subordinated loans are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

## NOTE 5. OPERATING AGREEMENT

The Company currently has three classes of membership (ownership): Class A Common (owned 100% by the Managing Member), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), and Class B Preferred (issued with one member).

Through December of 2020, the Company had two Class A Common members: Howard Rothman ("HR") and a second Member. During 2021, the Company and the second Member entered into a redemption agreement (the "Agreement") for the Company to purchase the Class A Common membership interest owned by the second member. As additional consideration, the second member would be allowed to invest $1,000 to be the sole owner of the Company's Class B Preferred non-voting member interest, which would entitle such member to future profit participation of 100% of the first $500,000 of Company net profits, and 50% of the remaining future net profits, until the Class B Member is cumulatively paid $6,500,000 or December 31, 2030 is reached without fulfillment of the stated $6,500,000 cap amount.

During the year ended June 30, 2021, the Company paid the second member (and Class B member) a total of $7,649,248, of which $5,649,248 is included in redemptions and $2,000,000 in Class B Preferred Member distributions, which is included in the statement of changes in members' equity for the year then ended.

## NOTE 5.    OPERATING AGREEMENT (continued)

At June 30, 2021, the remaining amount of future profits that are available to be earned by the Class B member is $4,500,000. During July 2021, the Company made an additional $1,000,000 distribution to the Class B member as a result of profits earned.

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

## NOTE 6.    NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2021, the Company's net capital of $41,059,415 calculated under SEA Rule 15c3-1, was $38,272,041 in excess of its minimum requirement of $2,787,374.

## NOTE 7.    FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2021. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

### Assets

| *Securities owned at fair value* | | Level 1 | | Level 2 | | Total |
|---|---|---|---|---|---|---|
| Equities | $ | 1,923,402 | $ | - | $ | 1,923,402 |
| Options | | - | | 562,893 | | 562,893 |
| Municipal Debt | | - | | 1,535,768 | | 1,535,768 |
| | $ | 1,923,402 | $ | 2,098,661 | $ | 4,022,063 |

| Liabilities | | Level 1 | | Level 2 | | Total |
|---|---|---|---|---|---|---|
| *Securities sold, not yet purchased at fair value* | | | | | | |
| Options | | - | | 82,022 | | 82,022 |
| | | - | $ | 82,022 | $ | 82,022 |

The Company didn't hold any assets or liabilities valued using level 3 inputs at June 30, 2021. During the year ended June 30, 2021, there were no transfers in or out of Level 3 of the fair value hierarchy.

## NOTE 7.    FAIR VALUE MEASUREMENTS (continued)

### Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments.  Any fair value changes for subordinated loans that mature after June 30, 2022 would be offset by the fair value changes of the related secured demand notes.  Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

### Securities Borrowed and Securities Loaned

The Company borrows securities from other brokers or dealers to make deliveries or to facilitate short sales.  Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values).  The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity.  As of June 30, 2021, the contract value was $27,618,243 and the respective collateral market value of borrowed securities was approximately $25,117,000.

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned.  The market value of securities loaned is monitored on a daily basis.  As of June 30, 2021, the contract value was $23,486,600 and the respective collateral market value of loaned securities was approximately $20,725,000.

## NOTE 8.    RELATED PARTY TRANSACTIONS

### Customer Commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees and introduced customers of Vision Brokerage Services, L.L.C. ("VBS"), an introducing broker under common control.  For the year ended June 30, 2021, VBS earned $778,638 in net commissions from customer agency transactions and mark-up/mark-down riskless principal transactions introduced to the Company.

### Due From Affiliated Companies Under Common Control

The Company provides monthly administrative staff and office expenses to VBS for which it charges $9,000 per month. At June 30, 2021, the Company was owed $9,004 by VBS.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"), a registered futures independent introducing broker under common control. The amount paid to the Company by HRF was $59,201 for the year ended June 30, 2021. At June 30, 2021, the Company was owed $59,571 by HRF.

## NOTE 8.      RELATED PARTY TRANSACTIONS (continued)

The Company pays certain employee-related expenses for High Ridge Holding Company ("HRH"), a holding company for HRF, under common control and is reimbursed 100%. It also paid an employee for bonuses earned with the Company who was on the HRH payroll until August 2020. The total paid by the Company to HRH was $265,750 for the year ended June 30, 2021. At June 30, 2021, the Company was owed $3,143 by HRH.

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), a SEC registered investment advisor under common control, for which it charges $600 per month. It also pays certain employee-related expenses and is reimbursed 100% by VIA. During 2021, the total received by VIA in connection with these services was $46,905 and the Company was owed $1,957 at June 30, 2021.

The Company paid Long Ridge Research Group LLC ("LRRG"), an entity under common control, $1,750,000 for the year ended June 30, 2021, which is included in Regulatory matters and Professional fees on the Statement of Operations. LRRG researches and explores new business opportunities for the Company in the securities execution and clearing space and researches different trading strategies and technical trading systems to become possible business opportunities or added proprietary trading opportunities for the Company.

Subordinated Liabilities
At June 30, 2021, the Company owed $12,700,000 of subordinated liabilities to related parties. During the year ended June 30, 2021, $586,190 of interest was paid on these subordinated liabilities at interest rates between 4% and 8% per annum.

## NOTE 9.      CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company can be subject to various litigation from its customers, correspondents, employees, vendors, and competitors. Various actions can be filed as civil litigation or in an arbitration forum. Presently, Vision is involved in an action that the Company is vigorously defending. It involves a previous customer of its futures affiliate that has filed federal court litigation that included the Company. At a minimum, defending the Company in a federal court civil action is costly and potentially lengthy. The Company is also discussing various matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. The Company has determined that, going forward, it may be impacted by the actions and has reserved $1,500,000 as of June 30, 2021 for these matters. The reserves are included in accounts payable, accrued expenses, and others on the Statement of Financial Condition for the year ended June 30, 2021.

At June 30, 2020, the Company had reserves of $3,000,000 in connection with various matters. The Company has reduced the reserve to $1,500,000 at June 30, 2021 and included $1,500,000 reversal in adjustment to legal and regulatory accruals in the statement of operations for the year ended June 30, 2021.

## NOTE 9. CONTINGENCIES AND GUARANTEES (continued)

The actual amounts of any adverse final court or arbitration awards, or other determinations are not yet known, but the Company believes it is fully reserved at June 30, 2021.

Furthermore, the Company operates in a highly regulated industry. It is subject to regulatory oversight by many federal regulators such as the Securities and Exchange Commission, Department of the Treasury, Department of Labor, among others. Additionally, it is subject to regulatory oversight by its self-regulator, FINRA, its clearinghouses, OCC, NSCC, DTC, and MSRB. Also regulated by the many stock and options exchanges to which it is a member. Finally, the Company is registered in all 50 states which also maintain regulatory oversight. The Company, in its normal course of business, responds to many regulatory audits and various regulatory inquiries. These matters involve all aspects of the Company's securities brokerage business. Although there are not regulatory actions presently open, there exists the possibility of future actions which the Company would likely defend, although such defense would be costly and time consuming.

## NOTE 10. LEASE COMMITMENTS

Effective July 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company has two leases for office space as of June 30, 2021 with the following expirations: January 2023 and May 2024. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted-average discount rate in connection with the Company's operating leases is 5%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The weighted average remaining lease term is 2.25 years.

The following is a schedule detailing future minimum office space operating lease payments:

| Year ending June 30, | |
|---|---|
| 2022 | $ 437,185 |
| 2023 | 317,228 |
| 2024 | 162,242 |
| Total | $916,655 |
| Less: | |
| Imputed Interest | (48,994) |
| Total operating lease liability | $867,661 |

## NOTE 10.    LEASE COMMITMENTS (continued)

Rent expense incurred for the year ended June 30, 2021 was $203,735 net of High Ridge Futures LLC, reimbursement of $88,585. HRF's future reimbursement to the Company for the year's ending June 30, 2022 thru June 30, 2024 would be $60,294.

## NOTE 11.    EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $116,224 for the year ended June 30, 2021.

## NOTE 12.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with brokers or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK(continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash collateral valued at 105% of the securities loaned.
Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

## NOTE 13.    REGULATORY MATTERS
The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

## NOTE 14.    SHORT-TERM BORROWINGS

*Short Term Borrowings:* The Company had two secured lines of credit with a capacity of $40 million and one unsecured line of credit with a capacity of $5 million with two banks at June 30, 2021. The Company had $0 outstanding on all the lines at June 30, 2021. The Company pays interest at the federal funds rate plus 1%, and the broker call rate on the secured bank lines of credit and the Prime rate on the unsecured line.

*PPP Loan from the Small Business Administration ("SBA"):* On April 15, 2020, the Company received $977,000 from the SBA under the Paycheck Protection Program. The full amount of $977,000 was forgiven by the SBA in May 2021. The Company transferred $83,324 of the amount to High Ridge Futures LLC representing their portion for a specific group on their payroll. The balance of $893,676 is included in Other on the Statement of Operations.

## NOTE 15.    SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 30, 2021, the date the financial statements were available to be issued, and no events have been identified which require disclosure.

The Company paid out distributions totaling $3,500,000 in July 2021.

The Company's operations and financial performance may be affected by the COVID-19 pandemic, which has spread globally and is expected to adversely affect economic conditions throughout the world. Management is closely monitoring the situation and there is a possibility of impact to the Company, users of the financial statements will be informed.

# SUPPORTING SCHEDULES

# VISION FINANCIAL MARKETS LLC
## COMPUTATION OF NET CAPITAL PURSUANT TO
## RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934("SEA")
## JUNE 30, 2021

| | |
|---|---:|
| Credits: | |
| Members' equity | $ 15,461,676 |
| Subordinated loans | 27,225,000 |
| Total members' equity and subordinated loans | 42,686,676 |
| Debits: | |
| Non-allowable assets | 1,096,754 |
| Aged fail-to-deliver | 80,727 |
| Other charges | 142,208 |
| Total deductions | 1,319,689 |
| Net capital before haircuts on securities | 41,366,987 |
| Haircuts on securities | 307,572 |
| Net capital | 41,059,415 |
| Net capital requirement (2% of combined aggregate debit items) | 2,787,374 |
| Excess net capital | $ 38,272,041 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part II Filing.

See Report of Independent Registered Public Accounting Firm.

# VISION FINANCIAL MARKETS LLC
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
## FOR BROKERS AND DEALERS PURSUANT TO SEA RULE 15c3-3
### JUNE 30, 2021

Computation for determination of the reserve
requirements:

Credit balances:

| | |
|---|---:|
| Free credit balances in customers' security accounts | $ 282,163,468 |
| Monies payable against customers' securities loaned | 6,752,110 |
| Customers' securities failed to receive | 749,188 |
| Credit balances attributable to principal sales to customers | 108,201 |
|     Total Credits | 289,772,967 |

Debit balances:

| | |
|---|---:|
| Receivable from customers - secured | 124,633,342 |
| Securities borrowed to effectuate short sales by customers | 14,026,155 |
| Failed to deliver of customers' securities not older | |
|     than 30 calendar days | 709,225 |
|     Total Debits | 139,368,722 |
| Less: 3% since Company elected alternative method | (4,181,062) |
|     Net allowable debits | 135,187,660 |
| Excess of total credits over net allowable debits | 154,585,307 |

| | |
|---|---:|
| Amount held on deposit in "Reserve Bank Account(s)" | 149,064,492 |
| Amount of deposit on July 2, 2021 | 8,052,000 |
| New amount in "Reserve Bank Account(s) after adding deposit | 157,116,492 |
| Reserve requirement | 154,585,307 |
| Excess of funds held on deposit | $ 2,531,185 |

No material differences exist between the above computation and the computation included
in the Company's corresponding unaudited amended Form X-17A-5 Part II filing.

See Report of Independent Registered Public Accounting Firm.

There were no customers fully paid and excess margin securities not in the Company's possession or control as of the report date.

There were no customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

# VISION FINANCIAL MARKETS LLC
## FORMULA FOR DETERMINATION OF PAB ACCOUNT RESERVE
## REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEA RULE 15c3-3
## JUNE 30, 2021

| | |
|---|---:|
| Credit balances: | |
| Free credit balances in PAB security accounts | $ 7,151,054 |
| PAB securities failed to receive | 14,782 |
| | |
| Total PAB Credits | 7,165,836 |
| | |
| Debit balances: | |
| Total PAB debits | 1,963 |
| | |
| Excess of total PAB credits over total PAB debits | 7,163,873 |
| | |
| Amount held on deposit in "PAB Reserve Bank | |
| Account(s)" at end of reporting period | 7,330,506 |
| Amount of deposit on July 2, 2021 | 90,000 |
| New amount in "PAB Reserve Bank Account(s) after | |
| adding deposit | 7,420,506 |
| | |
| PAB Reserve requirement | 7,163,873 |
| | |
| Excess of funds held on deposit | $ 256,633 |

No material differences exist between the above computation and the computation
included in the Company's corresponding unaudited amended Form X-17A-5 Part II
filing.

See Report of Independent Registered Public Accounting Firm.

# SUPPLEMENTAL REPORT



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Members of**
**Vision Financial Markets LLC**

We have examined Vision Financial Markets LLC's (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended June 30, 2021; (2) the Company's internal control over compliance was not effective as of June 30, 2021; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 but was not in compliance with 240.15c3-3(e) as of June 30, 2021; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2021; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in the Company's internal control over compliance during the fiscal year ended June 30, 2021. The material weakness in the Internal Control Over Compliance of the Company derives from the Company's inaccuracies in computing the formula for determining the customer reserve requirements under § 240.15c3-3, which resulted in cash reserve deficiencies. First, there were instances where the Company made manual adjustments to debit or credit balances to reflect post settlement activity after the close of business but prior to completing the weekly computation while operating with a static books and records system. The Company remediated this deficiency as of June 18, 2021.Second, the Company failed to ensure that the debit balance in one margin account was reduced by the amount it exceeded 25% of the Company's tentative net capital.

As a result of the concentrated debit balance in the one margin account discussed above, the Company experienced a cash reserve deficiency as of June 30, 2021 in the amount of $1,423,982, and therefore the Company was not in compliance with § 240.15c3–3(e).

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212. 286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

In our opinion, Vision Financial Markets LLC's statements referred to above are fairly stated, in all material respects.

*PKF O'Connor Davies, LLP*

September 9, 2022

## AMENDED VISION FINANCIAL MARKETS LLC COMPLIANCE REPORT REQUIRED BY SEA RULE 17a-5 FOR THE YEAR ENDED JUNE 30, 2021

Vision Financial Markets LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934 ("SEA"). Those requirements compel the Company to file annual reports with the Securities and Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is a compliance report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following statements, which represents an amendment to statements 2, 3 and 4 as of June 30, 2021:

1. The Company has established and maintained Internal Control Over Compliance as that term is defined in paragraph (d)(3)(ii) of SEA Rule 17a-5.

2. The Internal Control Over Compliance of the Company was not effective during the year ended June 30, 2021.

3. The Internal Control Over Compliance of the Company was not effective as of June 30, 2021.

4. The Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "Net Capital Rule") but was not in compliance with 240.15c3-3(e) (the "Reserve Requirements Rule") as of June 30, 2021.

5. The information the Company used to state whether it was in compliance with the Net Capital Rule and the Reserve Requirements Rule was derived from the books and records of the Company.

   The material weakness in the Internal Control Over Compliance of the Company derives from the Company's inaccuracies in computing the formula for determining the customer reserve requirements under § 240.15c3-3, which resulted in cash reserve deficiencies. First, there were instances where the Company made manual adjustments to debit or credit balances to reflect post settlement activity after the close of business but prior to completing the weekly computation while operating with a static books and records system. The Company remediated this deficiency as of June 18, 2021.Second, the Company failed to ensure that the debit balance in one margin account was reduced by the amount it exceeded 25% of the Company's tentative net capital.

   As a result of the concentrated debit balance in the one margin account discussed above, the Company experienced a cash reserve deficiency as of June 30, 2021 in the amount of $1,423,982, and therefore the Company was not in compliance with § 240.15c3-3(e).

I, Howard Rothman, swear (or affirm) that, to my best knowledge and belief, this amended Compliance Report is true and correct.

By:

Howard Rothman
Title: President
September 9, 2022